NO ACT

PE
1-17-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025159

January 18, 2012

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-12

Re: Pfizer Inc.

Dear Mr. Lepore:

This is in regard to your letter dated January 17, 2012 concerning the shareholder proposal submitted by the AFSCME Employees Pension Plan, the John Maher Trust, and the Benedictine Sisters of Mount St. Scholastica for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Pfizer therefore withdraws its December 20, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Lou Whipple
Business Manager
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated December 20, 2011, Regarding Shareholder Proposal of the American Federation of State, County and Municipal Employees Employees Pension Plan and the John Maher Trust and the Benedictine Sisters of Mount St. Scholastica, as co-filers

Ladies and Gentlemen:

We refer to our letter, dated December 20, 2011 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME") and co-filers (1) the John Maher Trust with Zevin Asset Management, LLC authorized to act on its behalf, and (2) the Benedictine Sisters of Mount St. Scholastica from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated January 13, 2012 (the "AFSCME Withdrawal Letter"), from AFSCME to Pfizer withdrawing the Proposal. In accordance with the Staff's guidance in Staff Legal Bulletin No. 14F (October 18, 2011), the AFSCME Withdrawal Letter states that AFSCME "has been authorized to withdraw the proposal on behalf of the Benedictine Sisters of Mount St. Scholastica and Zevin Asset Management (acting on behalf of the John Maher Trust)." In reliance on the AFSCME Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosure

cc: Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan

John Keenan
AFSCME Employees Pension Plan

Sonia Kowal
Zevin Asset Management

Lou Whipple
Benedictine Sisters of Mount St. Scholastica

EXHIBIT A

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 13, 2012

VIA FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to confirm that, since Pfizer has agreed to engage in future dialogue on the topic, the Plan is withdrawing the shareholder proposal asking for lobbying disclosure, submitted to Pfizer by us on November 15, 2011. Additionally, the Plan has been authorized to withdraw the proposal on behalf of the Benedictine Sisters of Mount St. Scholastica and Zevin Asset Management (acting on behalf of the John Maher Trust).

Sincerely,

Charles Jurgonis
Plan Secretary

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

1082-11

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal of the American Federation of State, County and Municipal Employees Employees Pension Plan and the John Maher Trust and the Benedictine Sisters of Mount St. Scholastica, as co-filers

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "AFSCME Proposal") submitted by the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME") and co-filers (1) the John Maher Trust (the "Maher Trust"), with Zevin Asset Management, LCC ("Zevin") authorized to act on behalf of the Maher Trust (the Maher Trust and Zevin are sometimes referred to collectively as "Zevin/Maher"), and (2) the Benedictine Sisters of Mount St. Scholastica (the "Sisters of Mount St. Scholastica") from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials"). AFSCME, Zevin/Maher and the Sisters of Mount St. Scholastica are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to each of the Proponents as notice of Pfizer's intent to omit the AFSCME Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the AFSCME Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The AFSCME Proposal

The text of the resolution contained in the AFSCME Proposal is copied below:

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and Board for
   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Pfizer's website.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the AFSCME Proposal from the 2012 proxy materials pursuant to Rule 14a-8(i)(11) because the AFSCME Proposal substantially duplicates a shareholder proposal previously submitted to Pfizer that Pfizer intends to include in its 2012 proxy materials.

If the Staff is unable to concur in Pfizer's view that the AFSCME Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(11), we respectfully request that the Staff concur in Pfizer's view that it may omit Zevin/Maher as a co-filer of the AFSCME Proposal pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because Zevin/Maher has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

Pfizer received a proposal (the "Davis Proposal") from Mrs. Evelyn Y. Davis dated July 22, 2011 via facsimile on June 22, 2011. A copy of the Davis Proposal is attached hereto as Exhibit A. Pfizer intends to include the Davis Proposal in its 2012 proxy materials. The text of the resolution in the Davis Proposal states:

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

Pfizer received the AFSCME Proposal, accompanied by a cover letter from AFSCME, by facsimile on November 15, 2011. A copy of the AFSCME Proposal, the cover letter and related enclosures are attached hereto as Exhibit B. Pfizer received a letter, dated November 16, 2011, from Zevin/Maher on November 21, 2011 that it was a co-filer of the AFSCME Proposal. A copy of this letter and related enclosures, including a letter from UBS Financial Services, Inc., dated November 14, 2011, regarding the Maher Trust's ownership of Pfizer common stock (the "Broker Letter"), are attached hereto as Exhibit C. Pfizer received a letter from the Sisters of Mount St. Scholastica that it was also a co-filer of the AFSCME

Proposal on November 22, 2011. A copy of this letter and related enclosures are attached hereto as Exhibit D.[1]

After confirming that the Maher Trust was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 22, 2011, Pfizer sent a letter to Zevin/Maher via Federal Express (the "Deficiency Letter") requesting a written statement from the record owner of the Maher Trust's shares verifying that the Maher Trust had beneficially owned the requisite number of shares of Pfizer stock continuously for at least one year as of the date that Zevin/Maher submitted its letter indicating that it was a co-filer of the AFSCME Proposal. The Deficiency Letter also advised Zevin/Maher that such written statement had to be submitted to Pfizer within 14 days of Zevin/Maher's receipt of such letter. As suggested by Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit E.

On December 1, 2011, Pfizer received a letter (the "December 1 Letter") from Zevin/Maher indicating that the Broker Letter was sufficient proof of ownership and re-attaching a copy of the Broker Letter. A copy of the December 1 Letter is attached hereto as Exhibit F.

IV. The AFSCME Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to Pfizer That Pfizer Intends to Include in its 2012 Proxy Materials.

Rule 14a-8(i)(11) permits the exclusion of a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Securities Exchange Act Release No. 34-12598 (July 7, 1976).

Two shareholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The shareholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same.

---

1 After confirming that the Sisters of Mount St. Scholastica was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 22, 2011, Pfizer sent a letter to the Sisters of Mount St. Scholastica requesting a written statement from the record owner of the Sisters of Mount St. Scholastica's shares verifying that the Sisters of Mount St. Scholastica had beneficially owned the requisite number of shares of Pfizer stock continuously for at least one year as of the date of submission of their letter indicating that it was a co-filer of the AFSCME Proposal. On November 28, 2011, Pfizer received the required ownership verification.

The Staff has previously allowed a shareholder proposal to be excluded as substantially duplicative where the shareholder proposal requested disclosure regarding lobbying contributions and expenditures and the previously submitted shareholder proposal requested disclosure of the company's political contributions. Notably, in *Occidental Petroleum Corp.* (Feb. 25, 2011), the Staff allowed the exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(11), submitted by AFSCME and very similar to the AFSCME Proposal, that requested an annual report disclosing company policies and procedures for lobbying contributions and expenditures and payments used for lobbying communications because the proposal was substantially duplicative of a previously submitted shareholder proposal requesting the board to prepare a review of the company's political expenditures and spending policies and procedures. Similarly, in *Citigroup Inc.* (Jan. 28, 2011), the Staff allowed the exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(11), submitted by AFSCME and very similar to the AFSCME Proposal, that requested an annual report disclosing company policies and procedures for lobbying contributions and expenditures and payments used for lobbying communications because such proposal was substantially duplicative of a previously submitted shareholder proposal requesting a semi-annual report regarding political contributions.

The Staff has consistently concurred with the exclusion of substantially duplicative proposals relating to disclosure regarding political contributions. See *FedEx Corp.* (Jul. 21, 2011) (shareholder proposal requesting an annual report containing a description of the company's policies on electioneering and political contributions and the amounts spent on such activities and requesting a shareholder advisory vote regarding such expenditures substantially duplicates a previously submitted proposal requesting a semi-annual report regarding the company's policies and procedures for political contributions); *Ford Motor Co.* (Feb. 15, 2011) (shareholder proposal requesting disclosure regarding the company's policies and procedures for political contributions and expenditures as well as contributions used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda substantially duplicates a previously submitted shareholder proposal that is identical to the Davis Proposal); *General Motors Corp.* (Apr. 5, 2007) (shareholder proposal requesting the company to provide a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the publication of a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation); *Lehman Brothers Holdings, Inc.* (Jan. 12, 2007) (shareholder proposal requesting the semi-annual publication on the company website of a report outlining the company policies and procedures for political contributions and expenditures made with corporate funds and detailing the political contributions and expenditures made by the company substantially duplicates an earlier shareholder proposal requesting the publication of an annual detailed report of the company's political contributions and expenditures in newspapers of general circulation).

In this case, the AFSCME Proposal and the Davis Proposal both have the same principal thrust and focus: to report certain information regarding Pfizer's political spending.

There is significant commonality in the disclosure that would be required pursuant to the two proposals. The Davis Proposal requests disclosure of contributions that "attempt[] to influence legislation," which largely encompasses the disclosure requested by the AFSCME Proposal, including expenditures made for "direct lobbying" and any "communication made to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation." Additionally, both proposals request disclosure regarding the recipients of any payments or contributions that are required to be disclosed pursuant to the proposals. Furthermore, both proposals are supported by statements about the shareholders' interest in Pfizer's political spending, including the causes that Pfizer is supporting via its political contributions.

As supported by the foregoing no-action precedents, the test is not whether the shareholder proposals request identical action, but rather whether the focus and thrust of the shareholder proposals are substantially duplicative. In this instance, the thrust and focus of both the AFSCME Proposal and the Davis Proposal is for Pfizer to disclose its political expenditures. In addition, in *Occidental Petroleum* and *Citigroup* (discussed above) the proponent (AFSCME) argued that its proposals dealt exclusively with lobbying while the prior proposals dealt with political contributions and expenditures generally and that therefore the two proposals were not substantially duplicative for purposes of Rule 14a-8(i)(11). However, the Staff rejected that contention and allowed for the exclusion of the proposals pursuant to Rule 14a-8(i)(11).

Because both the AFSCME Proposal and the Davis Proposal deal with political spending, inclusion of both of these proposals in Pfizer's 2012 proxy materials would be confusing to shareholders and would frustrate the policy concerns underlying the adoption of Rule 14a-8(i)(11). Consequently, because the AFSCME Proposal substantially duplicates the Davis Proposal, which proposal was previously submitted to Pfizer and will be included in the 2012 proxy materials, the AFSCME Proposal may be excluded pursuant to Rule 14a-8(i)(11).

V. Zevin/Maher May Be Omitted as a Co-Filer of the AFSCME Proposal Pursuant to Rule 14a-8(f)(1) Because Zevin/Maher Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to the rule, Zevin/Maher is required to submit a written statement from the record holder of the Maher Trust's shares, verifying the Maher Trust's continuous ownership of at least $2,000 of Pfizer shares from November 16, 2010 (one year prior to the date of submission of Zevin/Maher's letter stating that it would be a co-filer of the AFSCME Proposal) through November 16, 2011 (the date of submission). The proof of ownership included in the Broker Letter does not make any such statement. Instead, the Broker Letter states the Maher Trust's ownership as of November 14, 2011 (two days before the date of the submission) and that such shares have been held for over one year as of that date. These statements do not provide the proper ownership information required under Rule 14a-8(b). Specifically, the Broker Letter does not provide evidence of the Maher Trust's continuous ownership of Pfizer shares for the one-year period ending November 16, 2011, the date on which the letter indicating that it was a co-filer of the AFSCME Proposal was sent to Pfizer.

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the example above, the Broker Letter confirms that the Maher Trust owned the requisite number of Pfizer shares on a date (November 14, 2011) that was earlier than the date of Zevin/Maher's submission of the letter indicating that it would be a co-filer for the AFSCME Proposal, and fails to demonstrate continuous ownership of the shares for a period of one year as of the time of Zevin/Maher's submission.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Deere & Co.* (Nov. 16, 2011) (shareholder proposal was submitted June 23, 2011 and the record holder's one-year verification was as of June 20, 2011); *Verizon Communications Inc.* (Jan. 12, 2011) (shareholder proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (Dec. 16, 2010) (shareholder proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (Oct. 7, 2010) (shareholder proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (shareholder proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (Dec. 7, 2007) (shareholder proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (Nov. 16, 2006) (shareholder proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); and *Wal-Mart Stores, Inc.* (Feb. 2, 2005) (shareholder proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

Any further verification Zevin/Maher might now submit would be untimely under the Commission's rules. Therefore, Pfizer believes that it may omit Zevin/Maher as a co-filer of the AFSCME Proposal pursuant to Rule 14a-8(f) because Zevin/Maher failed to remedy the eligibility deficiency after timely notification by Pfizer.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the AFSCME Proposal from its 2012 proxy materials pursuant to Rule 14a-8(i)(11). If the Staff is unable to concur in Pfizer's view that the AFSCME Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(11), we respectfully request that the Staff concur in Pfizer's view that it may omit Zevin/Maher as a co-filer of the AFSCME Proposal pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because Zevin/Maher has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures

cc: Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan

John Keenan
AFSCME Employees Pension Plan

Sonia Kowal
Zevin Asset Management

Lou Whipple
Benedictine Sisters of Mount St. Scholastica

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

Ian Reid, CEO
PFIZER
NYC,N.y.

July 22,2011

(202) 737-7755 OR

Fax 212-309-0567

Dear Ian:

This is a formal notice to the management of Pfizer that Mrs. Evelyn Y. Davis, who is the owner of 1200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2012. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year tthe owners of......*voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

.........* Please fill in correct figure

CC: SEC in D.C.

Ian please acknowledge receipt of this resolution yourself

EXHIBIT B

AFSCME
We Make America Happen

RECEIVED
NOV 15 2011
PFIZER CORP...

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 15, 2011

To: Matthew Lepore, Vice President and Corporate Secretary,
Pfizer Inc.
(212) 573-1853

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 15, 2011

VIA OVERNIGHT MAIL and FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of Pfizer Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 57,092 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

Whereas, corporate lobbying exposes our company to risks that affect the company's stated goals, objectives, and, ultimately, shareholder value, and

Whereas, we rely on the information provided by our company, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Pfizer's website.

Supporting Statement

As Pfizer shareholders, we believe transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly, is in our best interests. Otherwise, our company assets could be used for policy objectives contrary to its stated long-term goals. For example, Pfizer is on the private enterprise board of the American Legislative Exchange Council ("ALEC"), which opposes governmental environmental protections ("Conservative Group Drafts, Promotes Anti-EPA Bills in State Legislatures," *New York Times*, 4/11/11), although Pfizer claims reducing its greenhouse gases as an important goal (http://www.pfizer.com/responsibility/protecting_environment/greenhouse_gases_commitments.jsp). As shareholders, we need full disclosure to evaluate the financial effects of contradictions like this.

Pfizer spent approximately $36.5 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports (*US Senate Office of Public Records*). In 2010, according to required disclosure reports in ten states, Pfizer also spent $2,265,322 in lobbying expenditures. These figures may not include grassroots lobbying to influence legislation by mobilizing public support or opposition and do not include lobbying expenditures in states that do not require disclosure. And Pfizer does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as Pfizer's $25,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 15, 2011

VIA OVERNIGHT MAIL and FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.

[illegible]
STATE STREET BANK
[illegible]

November 15, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Pfizer (cusip 717081103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **57,092 shares of Pfizer** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Pfizer stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Duyen Tran-Le

EXHIBIT C

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 16, 2011

Matthew Lepore
Vice President and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

2011

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Lepore:

Enclosed please find our letter co-filing the lobbying expenditures disclosure proposal to be included in the proxy statement of Pfizer (the "Company") for its 2012 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about lobbying initiatives by the Company that influence legislation and regulation and thus are co-filing a proposal to see information about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

Zevin Asset Management holds, on behalf of our clients, 13,429 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, the John Maher Trust, who has continuously held, for at least one year of the date hereof, 6000 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank, UBS Financial Services, is enclosed. Zevin Asset Management intends to continue to hold such shares on behalf of its clients, including the John Maher Trust, through the date of the Company's 2012 annual meeting of stockholders. Zevin Asset Management is a co- filer for this proposal, the lead filer being AFSCME. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

Whereas, corporate lobbying exposes our company to risks that affect the company's stated goals, objectives, and, ultimately, shareholder value, and

Whereas, we rely on the information provided by our company, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Pfizer's website.

Supporting Statement

As Pfizer shareholders, we believe transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly, is in our best interests. Otherwise, our company assets coul be used for policy objectives contrary to its stated long-term goals. For example, Pfizer is on the private enterprise board of the American Legislative Exchange Council ("ALEC"), which opposes governmental environmental protections ("Conservative Group Drafts, Promotes Anti-EPA Bills in State Legislatures," *New York Times*, 4/11/11), although Pfizer claims reducing its greenhouse gases as an important goal (http://www.pfizer.com/responsibility/protecting_environment/greenhouse_gases_commitments.jsp). As shareholders, we need full disclosure to evaluate the financial effects of contradictions like this.

Pfizer spent approximately $36.5 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports (*US Senate Office of Public Records*). In 2010, according to required disclosure reports in ten states, Pfizer also spent $2,265,322 in lobbying expenditures. These figures may not include grassroots lobbying to influence legislation by mobilizing public support or opposition and do not include lobbying expenditures in states that do not require disclosure. And Pfizer does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as Pfizer's $25,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 14, 2011

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 6000 shares of common stock in Pfizer owned by the John Maher Trust (account MB Memorandum M-07-16***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of Pfizer and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Investments

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 14, 2011

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of Pfizer from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and co-filed a share holder resolution on lobbying disclosure on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

8 Dunstable Road
Cambridge, MA 02139

November 29th, 2010

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions on behalf of shares held by the John Maher Trust. It is important to me as a client that this takes place.

Sincerely,

John Maher

John Maher

EXHIBIT D

RECEIVED
NOV 22 2011
PFIZER CORPORATE GOVERNANCE DEPT

Mount St. Scholastica

Benedictine Sisters

November 21, 2011

Matthew Lepore, Vice President and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York10017

Dear Mr. Lepore:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications; a listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Amelcan Federation of State, County & Municipal Employees (AFSCME). I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2137 shares of PFIZER stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be John Keenan of AFSCME who can be reached at 202- 429-1232 or at jkeenan@afscme.org. If agreement is reached, John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, Business Manager

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Whereas, corporate lobbying exposes our company to risks that affect the company's stated goals, objectives, and, ultimately, shareholder value, and

Whereas, we rely on the information provided by our company, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Pfizer's website.

Supporting Statement

As Pfizer shareholders, we believe transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly, is in our best interests. Otherwise, our company assets could be used for policy objectives contrary to its stated long-term goals. For example, Pfizer is on the private enterprise board of the American Legislative Exchange Council ("ALEC"), which opposes governmental environmental protections ("Conservative Group Drafts, Promotes Anti-EPA Bills in State Legislatures," *New York Times*, 4/11/11), although Pfizer claims reducing its greenhouse gases as an important goal (http://www.pfizer.com/responsibility/protecting_environment/greenhouse_gases_commitments.jsp). As shareholders, we need full disclosure to evaluate the financial effects of contradictions like this.

Pfizer spent approximately $36.5 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports (*US Senate Office of Public Records*). In 2010, according to required disclosure reports in ten states, Pfizer also spent $2,265,322 in lobbying expenditures. These figures may not include grassroots lobbying to influence legislation by mobilizing public support or opposition and do not include lobbying expenditures in states that do not require disclosure. And Pfizer does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as Pfizer's $25,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

EXHIBIT E

Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 22, 2011

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management
50 Congress Street, Suite 1040
Boston, MA 02109

Re: Shareholder Proposal for 2012 Annual Meeting of Shareholders: Lobbying Practices, Policies and Expenditures

Dear Ms. Kowal:

This letter will acknowledge receipt on November 21, 2011 of your letter dated November 16, 2011 on behalf of John Maher Trust to Mr. Matthew Lepore, Vice President and Corporate Secretary of Pfizer Inc. (the "Company"), submitting a shareholder proposal for consideration at our 2012 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must provide the company with a written statement that it intends to continue to hold the requisite number of shares of company common stock entitled to vote on the proposal through the date of the shareholder meeting at which the proposal will be voted on by the shareholders. The cover letter accompanying the proposal fails to do so.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date the proponent submitted the proposal to the company.

The proponent must provide sufficient proof of ownership of the requisite number of company shares. Sufficient proof may be in the form of:

- a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite number of shares for at least one year; or

- if the proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

We will reach out soon to Mr. Jurgonis to arrange a convenient time to speak. If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Charles Jurgonis, AFSCME
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholde proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calenda years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT F

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

Fax

TO:	Suzanne Y. Rolon	FROM:	Sonia Kowal
COMPANY:	Pfizer Inc		
FAX:	212-573-1853	DATE:	December 1, 2011
RE:	Shareholder proposal clarification	PAGES:	2 (including this one)

Dear Ms. Rolon,

Thank you for your letter of November 22th requesting clarification regarding ownership of the Company's stock for the requisite period and regarding future ownership of the shares by the Proponent, the John Maher Trust.

I am enclosing a copy of a letter sent previously with our Proposal submission from DTC participant, UBS Financial Services Inc (DTC Participant number 0221) which states that the Proponent has continuously held the required number of shares for at least one year to the date of the submission of the Proposal. This should be sufficient evidence of ownership in accordance with Rule 14a-8.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete authority to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the annual meeting.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing

Zevin Asset Management, LLC

Suite 1040 • 50 Congress Street • Boston, MA 02109 • Phone (617) 742-6666 • Fax (617) 742-6660 • www.zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 14, 2011

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 6000 shares of common stock in Pfizer owned by the John Maher Trust (account MB Memorandum M-07-16***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of Pfizer and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Investments